UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(November 4, 2008)

DIVERSINET CORP.

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(Name of Registrant)

2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5B5

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(Address of principal executive offices)

1.

Press Release - Quarter ended September 30, 2008

2.

Financial Statements for the Three Months and Nine Months ended September 30, 2008

3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations - Quarter ended September 30, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  X

Form 40-F

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Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

YES

NO   X

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP.

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(REGISTRANT)

DATE: November 5, 2008

BY:    /S/ DAVID HACKETT

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DAVID HACKETT, CHIEF FINANCIAL OFFICER

Diversinet Reports Third Quarter 2008 Financial Results

Achieves Profitability in Q3

Completes $40 Million License and Revenue Share Agreement

Quarter over Quarter Revenues up 216%,

TORONTO, Canada, November 5, 2008 – Diversinet Corp. (TSX Venture: DIV, OTCBB: DVNTF), (“Diversinet” or “Company”), a leading provider of secure application platforms for the mobile world, today announced financial results for the third quarter of 2008.  All dollar amounts are in U.S. dollars.

Revenues for the third quarter were $1,784,000, up 216 percent compared to $565,000 in the second quarter of 2008 and 41 percent from the third quarter of 2007.  Revenues for the nine months ended September 30, 2008 were $2,690,000, down from $3,185,000 in the same period in 2007.  During the third quarter of 2008 Diversinet signed a $40 million five-year worldwide license and revenue share agreement with AllOne Mobile Corporation (“AllOne”).

Net income for the third quarter of 2008 was $142,000 or $0.00 per share compared to a net loss of $730,000, or $0.02 per share in the third quarter of 2007.  Net loss for the nine months ended September 30, 2008 was $2,221,000, or $0.05 per share, compared to a net loss of $2,107,000 or $0.06 per share in the comparable period in 2007.  Included in the net loss for the nine month period are non-cash stock-based compensation, depreciation and amortization of $339,000 ($467,000 in Q3 2007).  Cash and cash equivalents at September 30, 2008 were $12,005,000 and $8,394,000 at December 31, 2007.  Cash flow from operations grew to $4,103,000 in the third quarter of 2008, primarily due to the receipt of $4.5 million under the AllOne agreement.  At September 30, 2008, Diversinet had no long-term debt.

“The third quarter of 2008 marks a significant period in Diversinet’s history, reporting its first quarterly profit and its largest quarterly cash provided by operations of $4,103,000” stated Albert Wahbe, Chairman and CEO of Diversinet.

Company, customer, and product solution highlights include:

•

In September, Diversinet signed an exclusive worldwide license and revenue share agreement with AllOne, a subsidiary of Hospital Service Association of Northeastern Pennsylvania to cross license certain software and to share revenues from the secure mobile access to personal health records and information.  During the five year agreement, Diversinet is to receive a minimum commitment fee of $5.5 million in the first year, $7 million per year in years two and three and $10 million per year in years four and five from AllOne.  The agreement may be cancelled after the third year if, through no fault of either party, there are changes in market conditions, law or regulation, or technology obsolescence.  In addition, Diversinet also completed a $500,000 statement of work for AllOne, bringing the combined total to $40 million.  This agreement replaces the agreement with AllOne Health Group, Inc. signed in August 2007.

•

During the third quarter of 2008, Diversinet refocused its sales efforts primarily towards mobile personal health records and related secured payments and identity protection.

•

In June, Intersections launched Mobile Lockbox, a major enhancement to the Identity Guard® Total Protection service.  MobiSecure™ Wallet and Vault mobile secure encrypted access solution is at the heart of the offering.  MobiSecure Wallet and Vault provides Intersections with a mobile security platform to extend its core Identity Guard offering by creating a host of new services that build closer, more personal and “sticky” relationships with new and existing customers.

•

In April, AllOne launched its mobile application that uses Diversinet’s secure MobiSecure Wallet and Vault product line to place personal health records (PHR) at consumers’ fingertips through their mobile phones.  AllOne Mobile accesses an individual’s PHR in a secure environment and links to the users’ mobile phones, giving them well-organized, easy-to-use, 24/7 mobile access.  Users can manage and share their PHRs with physicians, hospitals, clinics and emergency personnel helping to improve medical outcomes.  AllOne data is stored behind a password-protected encrypted channel through a partnership with Diversinet.  The application is downloaded wirelessly to phones and is automatically updated with the most current security and features available.  This level of security and control gives users the confidence and comfort to create, manage and enhance their PHRs using the mobile phone or the Web.

Mr. Wahbe continued “By refocusing our global sales group, Diversinet is able to engage the global personal health record and identity management/security markets.  Our platform allows us to continue to enhance and expand our product offering in order to grow our presence in our current markets, penetrate new markets and enhance our long term shareholder value.”

Diversinet also intends to satisfy certain Director compensation fees through the issuance of common shares (“Common Shares”) of Diversinet (the “Shares for Debt Transaction”).  The Board of Directors of Diversinet has resolved to satisfy $200,000 of outstanding Board of Director compensation owed by the Corporation through the issuance of Common Shares at a deemed price of $0.62 per share.  The issuance of such Common Shares will result in 322,580 additional Common Shares being issued from treasury.  The Shares for Debt Transaction is subject to approval of the Shares for Debt Transaction by the TSX Venture Exchange and compliance with applicable securities laws.

Diversinet also announced that it has retained Spinnaker Capital Markets Inc. as its investor relations advisor and independent capital markets advisor.  The advisory agreement is for a term of three months and is renewable thereafter.  The mandate will be to focus on developing and expanding the network of investors, analysts, and financial intermediaries who are interested in following the Diversinet growth and investment story.  The agreement also provides for a full range of investor relations services in exchange for a monthly retainer of Cdn$6,500 and 75,000 options to purchase Diversinet common shares.

About Diversinet

Diversinet Corp. (TSX Venture: DIV, OTCBB: DVNTF) is a leading provider of secure application platforms for the mobile world utilizing wireless authentication and access solutions that secure the personal identity, transactions and data of consumers over almost any mobile phone or handheld device.  Diversinet’s reliable, end-to-end MobiSecure Wallet and Vault products provide global, secure and cost effective applications to mobilize personal health records, financial services transactions and identity protection management.  Connect with Diversinet Corp. at www.diversinet.com.

# # #

The Private Securities Litigation Reform Act of 1995 and Canadian securities laws provide a “safe harbour” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and success of current product offerings and the term of the agreement with AllOne Mobile Corporation.  Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company.  For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission available at www.sec.gov and Canadian securities regulatory authorities available at www.sedar.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Contacts:

Diversinet

David Hackett

Chief Financial Officer

416-756-2324 ext. 275

dhackett@diversinet.com

#

Diversinet Corp.
CONSOLIDATED BALANCE SHEETS
[in United States dollars]
(Unaudited)
	September 30	December 31
	2008	2007
	$	$

ASSETS
Current assets
Cash and cash equivalents	12,004,721	8,394,286
Accounts receivable, net (note 2(c))	193,058	122,687
Prepaid expenses	28,195	63,105
Total current assets	12,225,974	8,580,078
Property and equipment, net (note 4)	325,282	379,993
Total assets	12,551,256	8,960,071

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	166,018	249,502
Accrued liabilities (note 5)	166,975	731,461
Deferred revenue	4,026,356	130,961
Total current liabilities	4,359,349	1,111,924

Shareholders’ equity
Share capital (note 6)	67,602,254	65,370,707
Contributed surplus	7,480,383	5,621,383
Share purchase warrants (note 6)	30,119	1,555,453
Deficit	(65,400,128)	(63,178,675)
Accumulated other comprehensive income:
Cumulative translation adjustment	(1,520,721)	(1,520,721)
Total shareholders’ equity	8,191,907	7,848,147
Total liabilities and shareholders’ equity	12,551,256	8,960,071

Commitments and contingencies (note 10)

See accompanying notes to interim consolidated financial statements.

#

Diversinet Corp.
CONSOLIDATED STATEMENTS OF NET INCOME (LOSS) AND DEFICIT AND COMPREHENSIVE NET INCOME (LOSS)
[in United States dollars]
(Unaudited)
	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007
	$	$	$	$

Revenues	1,784,136	1,262,063	2,690,440	3,184,907
Cost of revenues	154,968	64,238	305,791	167,134
Gross margin	1,629,168	1,197,825	2,384,649	3,017,773

Expenses
Research and development	435,773	465,137	1,778,844	1,570,202
Sales and marketing	491,866	420,132	1,388,167	979,631
General and administrative	569,431	1,055,941	1,541,297	2,557,624
Depreciation and amortization	27,216	30,028	79,256	86,702
	1,524,286	1,151,864	4,787,564	2,835,716
Income (loss) before the undernoted	104,882	(773,413)	(2,402,915)	(2,176,386)
Foreign exchange gain (loss)	2,558	(28,172)	39,060	(75,672)
Interest income	34,260	71,203	142,402	145,454
Net income (loss) for the period and comprehensive net income (loss)	141,700	(730,382)	(2,221,453)	(2,106,604)

Deficit, beginning of period	(65,541,828)	(61,121,926)	(63,178,675)	(59,745,704)
Net income (loss) for the period	141,700	(730,382)	(2,221,453)	(2,106,604)
Deficit, end of period	(65,400,128)	(61,852,308)	(65,400,128)	(61,852,308)

Basic and diluted loss per share (note 8)	0.00	(0.02)	(0.05)	(0.06)
Weighted average common shares outstanding	45,650,731	37,059,788	44,026,382	35,108,539

See accompanying notes to interim consolidated financial statements.

#

#

Diversinet Corp.
CONSOLIDATED STATEMENTS OF CASH FLOWS
[ in United States dollars]
(Unaudited)
Three months ended			Nine months ended
September 30			September 30
	2008	2007	2008	2007
	$	$	$	$

OPERATING ACTIVITIES
Net income (loss) from continuing operations for the period	141,700	(730,382)	(2,221,453)	(2,106,604)
Add (deduct) items not requiring an outlay of cash:
Depreciation and amortization	27,216	30,028	79,256	86,702
Stock-based compensation expense (note 7)	312,245	437,341	791,714	748,928
	481,161	(263,013)	(1,350,483)	(1,270,974)
Changes in non-cash operating working capital items related to operations:
Accounts receivable and other receivables	(193,058)	(141,054)	(70,371)	(63,020)
Prepaid expenses	14,591	17,667	34,910	122,341
Accounts payable	(113,427)	(108,090)	(83,484)	(15,054)
Accrued liabilities	(40,751)	363,323	(564,486)	344,449
Deferred revenue	3,954,422	123,364	3,895,395	(698,055)
Cash provided (used) in operations	4,102,938	(7,803)	1,861,481	(1,580,313)

FINANCING ACTIVITIES
Issue of common shares, compensation options, warrants for cash	48,500	4,973,379	1,773,500	5,439,549
Cash provided by financing activities	48,500	4,973,379	1,773,500	5,439,549

INVESTING ACTIVITIES
Purchase of property and equipment	(10,631)	(8,466)	(24,546)	(86,808)
Cash used in investing activities	(10,631)	(8,466)	(24,546)	(86,808)

Net increase in cash and cash equivalents during the period	4,140,807	4,957,110	3,610,435	3,772,428

Cash and cash equivalents, beginning of the period	7,863,914	3,961,633	8,394,286	5,146,315

Cash and cash equivalents, end of the period	12,004,721	8,918,743	12,004,721	8,918,743

Supplementary non-cash transactions
Issuance of shares to employees (note 6(a)(ii))	48,750	-	120,250	131,019
Issuance of shares for public relations services	-	11,395	-	46,045

Cash and cash equivalents is comprised of:
Cash			319,230	182,455
Cash equivalents			11,685,491	8,736,288
			12,004,721	8,918,743

See accompanying notes to interim consolidated financial statements.

#

DIVERSINET CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(Amounts expressed in US dollars)
Three and nine months ended September 30, 2008

Diversinet Corp. (the “Company”), an Ontario corporation, develops, markets and distributes wireless security infrastructure solutions and identity management solutions and professional services to the health services, financial services, software security, storage and memory manufacturers, and telecommunications marketplaces.

1. Significant accounting policies
(a) Basis of consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated.
(b) Basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and, accordingly, certain disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles are not provided.  Other than the adoption of new accounting standards, as described in note 1(d), these unaudited interim consolidated financial statements have been prepared following accounting principles consistent with those used in the annual audited consolidated financial statements and should be read in conjunction with the annual audited financial statements of the Company for the year ended December 31, 2007.  The Company has provided additional disclosure regarding its accounting policy for revenue recognition in note 1(c) below.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at September 30, 2008 and the results of operations and cash flows for the three months and nine months ended September 30, 2008 and 2007.  Due to the nature of the Company’s sales cycle and the size of individual orders, the results reported in these interim unaudited consolidated financial statements should not be regarded as necessarily indicative of the results that may be expected for the entire period.

(c) Revenue Recognition

In September 2008 the Company entered into a license and revenue share agreement (the “Agreement”) with AllOne Mobile Corporation (“AllOne”).  The Agreement replaces a three year licensing agreement entered into with AllOne Health Group Inc. in August 2007.  AllOne is a subsidiary of AllOne Health Group Inc. who in turn is a subsidiary of Hospital Services Association of Northeren Pennsylvania (“HSA”).  Through a private placement in 2007, HSA acquired 6,756,757 common shares representing approximately 15% of the Company’s outstanding shares.

Under the terms of the Agreement, Diversinet has provided an exclusive worldwide right to AllOne to sub-license certain Diversinet software in combination with AllOne’s software, in the mobile personal health record market.  The Agreement has a term of five years and may be cancelled after the third year if, through no fault of either party, market conditions, law or regulation, or technology make the combined software product obsolete or unable to be sold.  Over the term of the Agreement, Diversinet is required to provide second and third level support as well as two major product upgrades per year.  Under the terms of the Agreement, Diversinet is to receive a minimum annual fee of $5.5 in the first year, $7 million in years two and three and $10 million in years four and five.

The Company recognizes revenue in accordance with Statement of Position (“SOP”) 97-2, Software Revenue Recognition, issued by the American Institute of Certified Public Accountants (“AICPA”) in October 1997 as amended by SOP 98-9 issued in December 1998.  The Company has concluded that the Company’s commitment to deliver major product upgrades meets the definition of an unspecified additional software product under SOP 97-2.  If an arrangement includes unspecified additional software products, SOP 97-2 specifies that the entire arrangement would be accounted for as a subscription.  Under subscription accounting, the fee would be recognized ratably over the non-cancelable term of the arrangement beginning with the delivery of the first product.

(d) Adoption of new accounting standards

(i) Capital disclosures:

Effective January 1, 2008, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1535, Capital Disclosures.  This new Handbook Section establishes standards for disclosing information about an entity’s capital and how it is managed.  It requires the disclosure of information about an entity’s objectives, policies and processes for managing capital.  These new disclosures are included in note 11.

(ii) Financial instruments:

Effective January 1, 2008, the Company adopted the new recommendations of CICA Handbook Section 3862, Financial Instruments - Disclosures and Handbook Section 3863, Financial Instruments – Presentation.

Section 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments on the entity’s financial position and its performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.  Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives.  It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equities, the classification of related interest, dividends, losses and gains, and circumstances in which financial assets and financial liabilities are offset.  The adoption of these standards had no impact on the classification of the Company’s financial instruments nor on the Company’s loss for the three months and nine months ended September 30, 2008.  The new disclosures pursuant to these new Handbook Sections are included in notes 2 and 12.

(iii) General standards of financial statement presentation:

In May 2007, the CICA amended Section 1400, General Standards of Financial Statement Presentation, to change the guidance related to management's responsibility to assess the ability of the entity to continue as a going concern.  Management is required to make an assessment of an entity's ability to continue as a going concern and should take into account all available information about the future, which is at least, but is not limited to, 12 months from the balance sheet date.  Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern.  These amendments were effective for the Company on January 1, 2008.  The amendments did not have a material impact on the interim consolidated financial statements.

2. Financial instruments
a) Classification of financial instruments: The Company has classified its financial instruments as follows:
September 30, 2008	December 31, 2007
$	$
Financial assets:
Held for trading, measured at fair value:
Cash and cash equivalents	12,004,721	8,394,286

Loans and receivables, measured at amortized cost:
Accounts receivable	193,058	122,687

Financial liabilities, measured at amortized cost:
Accounts payable	166,018	249,502
Accrued liabilities	166,975	731,461
332,993	980,963
The Company had neither available for sale, nor held to maturity financial instruments during the period ended September 30, 2008 or during the year ended December 31, 2007.

b) Investment income: The Company has recorded investment income in relation to the following financial instruments:
Three months ended September 30	Nine months ended September 30
2008	2007	2008	2007
$	$	$	$
Financial assets held for trading:
Interest income earned on cash and cash equivalents	34,260	71,203	142,402	145,454
34,260	71,203	142,402	145,454

c) Accounts receivable: The Company’s accounts receivable is comprised of the following:
	September 30, 2008	December 31, 2007
	$	$
Trade receivables	193,058	108,004
Allowance for doubtful accounts	-	-
Other	-	14,683
	193,058	122,687

The Company recognizes an allowance for doubtful accounts that represents its estimate of incurred losses in respect of trade receivables. The allowance is based on a variety of factors, including the length of time receivables are past due, circumstances relating to the customer, and historical experience.  As at September 30, 2008 and December 31, 2007, the Company did not have an allowance for doubtful accounts.

3. Segmented information

The Company operates in one reportable operating segment.  This segment derives its revenue from the sale of secured wireless and identity management solutions and related products and services.  As at September 30, 2008, 100% (100% - 2007) of the capital assets were located in Canada.  For the three month period ended September 30, 2008, two customers contributed 66% and 31% of the total revenue (one customer contributed 77% of the total revenue, for the same period in 2007). For the nine month period ended September 30, 2008, two customers contributed 51%, and 43% of the total revenue (three customers contributed 32%, 31% and 25% of the total revenue for the same period in 2007).

Revenue is attributable to geographic location, based on the location of the customer, as follows:

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
	$	$	$	$
United States	1,743,136	1,119,123	2,546,236	2,926,294
Asia	41,000	32,940	104,000	98,201
Canada	-	50,000	40,204	50,412
Other	-	60,000	-	110,000
	1,784,136	1,262,063	2,690,440	3,184,907

Revenue is attributable to product and services as follows:
	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
	$	$	$	$
Consulting services	797,470	432,063	1,258,774	1,272,107
Licensing	986,666	830,000	1,431,666	1,912,800
	1,784,136	1,262,063	2,690,440	3,184,907

4. Property and Equipment			September 30, 2008	December 31, 2007
	Cost	Accumulated depreciation and amortization	Net book value	Net book value
Computer hardware	$1,297,697	$1,133,791	$163,906	$186,671
Computer software	537,978	485.445	52,533	64,496
Furniture and fixtures	321,301	236,040	85,261	100,309
Leasehold improvements	36,060	12,478	23,582	28,517
	$2,193,036	$1,867,754	$325,282	$379,993

5. Accrued liabilities			September 30, 2008	December 31, 2007
Compensation			56,413	$522,029
Professional fees			26,905	131,658
Miscellaneous			83,657	77,774
			$166,975	$731,461

6.  Share capital

(a)  Share capital and share purchase warrants: There are an unlimited number of authorized common shares with no par value.

The following details the changes in issued and outstanding shares, compensation options and warrants:

	Warrants		Common shares
	Number	Amount	Number	Amount
Balance, December 31, 2007	8,585,868	$1,555,453	43,167,783	$65,370,707
Warrants cancelled and exercised (i)	(8,490,868)	(1,525,334)	2,421,250	2,111,298
Stock options exercised and shares issued (ii)	-	-	150,000	90,750
Professional service (iii)	-	-	75,000	29,499
Balance, September 30, 2008	95,000	$30,119	45,814,033	$67,602,254

(i)

The value of 6,069,618 vested warrants that expired and were unexercised during the period in the amount of $1,187,537 has been reclassified to contributed surplus.  During 2008, Mr. Wahbe exercised 2,300,000 warrants having fair value of $291,041 into common shares for gross proceeds of $1,725,000 (note 9(b)).  On September 2, 2008, 121,250 warrants were exercised into common shares for gross proceeds of $48,500.

(ii)

On April 2, 2008, Mr. Wahbe entered into a three year employment agreement to continue to serve as Chief Executive Officer.  The Company has the option of paying Mr. Wahbe through the issuance of common shares to a maximum of 300,000 annually.  Share compensation during 2008 under this agreement was $90,750 representing the issuance of 150,000 shares.  The share compensation is based on the Company’s common share price on or about the last day of the quarter.

(iii)

On April 2, 2007, Mr. Wahbe entered into a consulting agreement to serve as Chief Executive Officer until at least June 30, 2008.  Compensation under this agreement was 25,000 shares per month.  Share compensation during 2008 under the agreement was $29,499 representing the issuance of 75,000 shares.  The share compensation was valued based on the Company’s common share price on date of issuance.  This agreement was replaced by the employment agreement dated April 2, 2008.

The following table summarizes information for warrants outstanding:
Range of exercise price	Number outstanding	Weighted average remaining life (years)
$1.50 - $2.00	95,000	0.30
	95,000	0.30

(b)  Common share put rights

On August 31, 2007, the Company completed a private placement with Hospital Service Association of Northeastern Pennsylvania (“HSA”) of 6,756,757 common shares at $0.74 per common share, for gross proceeds of $5,000,000.  The related share agreement provides HSA with a number of put rights that would require the Company to repurchase all or a portion of its shares.  These rights include (i) change of control put right whereby HSA has the right, at its option, to require the Company to repurchase the shares at a price of $0.74 per share, if upon a change of control event, the consideration offered is less than $0.74 per share; (ii) termination by the Company of the Agreement between the Company and AllOne; (iii) issuance of any class of shares of the Company with rights or preferences superior to the common shares issued to the purchaser; and (iv) breach by the Company of any material covenants contained in the share purchase agreement.

(c)  Stock options:

Each stock option entitles the holder to purchase one common share of the Company.  A total of 8,500,000 common shares (being 9,558,474 in the plan less 1,058,474 exercised to date) have been reserved to meet outstanding options, or future options to be granted, under the option plan.  A summary of the Company’s stock options outstanding and the changes during the nine month period ended September 30, 2008 is presented below:

	Number outstanding
Outstanding, beginning of period	3,352,850
Exercised	-
Cancelled and forfeited	(664,000)
Issued	4,635,000
Outstanding, end of period	7,323,850
Exercisable, end of period	2,576,642

The following table summarizes information for stock options outstanding:
Range of exercise price	Number outstanding	Weighted average remaining life (years)
$0.36 - $0.49	2,014,673	2.95
$0.50 - $0.60	3,483,928	4.52
$0.85 - $2.45	1,825,249	3.58
	7,323,850	3.86

7. Stock based compensation

(a)  During the three and nine months ended September 30, 2008, the Company recorded stock-based compensation expense of $312,245 (2007 - $437,341) and $791,714 (2007 - $748,928) respectively, related to common shares, stock options and warrants granted to employees, officers, directors and consultants.

(b)  The Company has granted 115,000 and 4,635,000 options during the three and nine months ended September 30, 2008 respectively.  The weighted average estimated fair value at the date of the grant for options granted for the nine months ended September 30, 2008 was $0.45.  The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Three months ended September 30		2008	2007
Risk-free interest rate		3.28%	4.0%
Volatility factor of the future expected market price		90%	117%
Weighted average expected life of options		5 years	5 years

8. Basic and diluted loss per share

Common shares issuable upon the exercise of options and warrants that could dilute basic loss per share in the future were not included in the computation of diluted loss per share because to do so would have been anti-dilutive for all periods presented.

9. Related party transactions

a) During the second quarter of 2007 Albert Wahbe was appointed Chief Executive Officer.  In April 2008, Mr. Wahbe entered into a three year employment agreement, renewable for a further one year period at the discretion of the Board of Directors.  Mr. Wahbe’s compensation consists of salary of Cdn$300,000 in the first year and Cdn$450,000 in subsequent years and is payable through the issuance of up to 300,000 Diversinet common shares annually and bonus of up to an additional 200,000 common shares of Diversinet annually as determined by Diversinet’s Board of Directors.  Mr. Wahbe is also entitled to additional compensation of up to Cdn$6,000 per month in expenses.  Furthermore in April 2008, Mr. Wahbe received options to purchase 1,500,000 common shares at $0.55 per share, vesting annually in arrears over a four year period.  During the first quarter of 2008 Mr. Wahbe received 50,000 options.  During the first nine months of 2008 Mr. Wahbe received 75,000 common shares per quarter in compensation as CEO.  On June 30, 2008 Mr. Wahbe exercised 2,300,000 share purchase warrants at $0.75 per share for gross proceeds of $1,725,000.  A further 2,300,000 share purchase warrants at $0.90 expired unexercised.  As of September 30, 2008, Mr. Wahbe owns 7,600,000 common shares, and 1,600,000 options, representing approximately 19% of the issued and outstanding common shares of the Company, assuming the exercise of such options.

b) During the first quarter of 2008 HSA received 50,000 options in regards to compensation for William Reed’s participation on the Diversinet Board of Directors.  As at September 30, 2008, HSA owns 6,856,757 common shares and 50,000 options representing approximately 15% of the issued and outstanding common shares of the Company, assuming the exercise of such options.

c) During the second quarter of 2007, Mr. Wigdale began performing services for the Company in a sales capacity for a period of one year to March 31, 2008.  Since April 1, 2008, Mr. Wigdale has provided services on a monthly retainer basis.  During October 2008 Mr. Wigdale completed his services to Diversinet.  During the three and nine months ended September 30, 2008, the Company paid Mr. Wigdale $56,816 and $221,664 (of which $91,600 was accrued at December 31, 2007) respectively.  During the first quarter of 2008 Mr. Wigdale received 50,000 options.  During the second quarter of 2008 Mr. Wigdale was allocated options to purchase 600,000 common shares at $0.60 per share, vesting annually in arrears over a four year period.  These options were cancelled in October 2008 upon the completion of Mr. Wigdale’s services to the Company.  On June 30, 2008 666,667 share purchase warrants at $0.75 and $0.90 expired unexercised.  As at September 30, 2008, a company controlled by Mr. Wigdale owns 3,909,462 common shares, and Mr. Wigdale owns 1,111,250 common shares and 700,000 options, together representing approximately 12% of the issued and outstanding common shares of the Company, assuming the exercise of such options.

10. Commitments and contingencies
(a) Lease commitments: Total future minimum lease payments including operating costs are as follows:

2008	$ 55,885
2009	223,541
2010	223,541
2011	223,086
2012	73,909
$ 799,962

During the three and nine months ended September 30, 2008, the Company recorded rent expense of $58,144 (2007 - $51,904) and $171,890 (2007 - $158,272), respectively.

11. Capital risk management:

The Company manages its capital to maintain its ability to continue as a going concern.  The capital structure of the Company consists of cash and cash equivalents and equity comprising of issued capital, contributed surplus, share purchase warrants and deficit.  The Company manages its capital structure and makes adjustments to it in light of economic conditions.  The Company’s primary objective with respect to its capital management is to ensure it has sufficient cash resources to pursue its commercialization efforts and maintain its ongoing operations.  The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issues, or by undertaking other activities as deemed appropriate under the specific circumstances.  The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2007.

12. Financial risk management:

a) Overview:

The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.  The Audit Committee reviews the Company’s risk management policies on an annual basis.  The finance department identifies and evaluates financial risks and is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

b) Credit risk:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises from the Company’s accounts receivables and cash and cash equivalents.  The carrying amount of financial assets represents the maximum credit exposure.  Our customer base is limited to a few large financial institutions, health service enterprises and security providers.  As a result, we often maintain individually significant receivable balances due from them. The majority of the Company’s customers are located in the United States with the remaining located in Canada and Asia. At September 30, 2008, one customer represented 56% of the accounts receivable balance. At December 31, 2007, one customer represented 89% of the accounts receivable balance.

The Company invests its excess cash with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations and future planned capital expenditures and with the secondary objective of maximizing the overall yield of the portfolio.  The Company’s cash is not subject to any external restrictions.  Investments must be rated at least investment grade by recognized rating agencies.  Given these high credit ratings, the Company does not expect any counterparties to these investments to fail to meet their obligations.

c) Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.  The Company manages its liquidity risk by continuously monitoring forecast and actual revenues and expenditures and cash flows from operations.  Senior management is also actively involved in the review and approval of planned expenditures.  All of the Company’s financial liabilities have contracted maturities of less than one year.

d) Market risk:

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its financial instruments.

  (i) Interest rate risk

Based on management’s knowledge and experience of the financial markets, management does not believe that the Company’s current financial instruments will be affected by interest rate risk.  Interest rate risk is remote as interest rates on the Company’s cash equivalents are fixed with maturity dates of less than 90 days.  A change of 1% in interest rates at September 30, 2008 would not have a significant impact on the Company’s results of operations due to the short term to maturity of the investments held.

  (ii) Currency risk:

The Company operates internationally with the U.S. dollar as its functional currency and therefore is exposed to foreign exchange risk from various currencies, primarily Canadian dollars.  Foreign exchange risk arises from purchase transactions as well as recognized financial assets and liabilities denominated in foreign currencies.  The Company's main objective in managing its foreign exchange risk is to maintain Canadian cash on hand to support Canadian forecasted obligations and cash flows.  To achieve this objective the Company monitors forecasted cash flows in foreign currencies and attempts to mitigate the risk by modifying the nature of cash and cash equivalents held.  During the nine months ended September 30, 2008 and fiscal 2007 the Company maintained a portion of its cash resources in both U.S. and Canadian dollar cash and cash equivalents.  The Company does not have any foreign currency derivative instruments outstanding at September 30, 2008.

Balances in foreign currencies at September 30, 2008 are as follows:

Canadian dollars
Cash and cash equivalents	$23,201
Accounts payable and accrued liabilities	288,882

Fluctuations in the Canadian dollar exchange rate could have a potentially significant impact on the Company's results from operations. However, they would not impair or enhance the ability of the Company to pay its foreign currency-denominated expenses as such items would be similarly affected.

e) Fair value of financial instruments:

For cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities carrying amounts approximate fair value due to the relatively short periods to maturity of these financial instruments.

#

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis (“MD&A”), is intended to help the reader understand the results of operations and financial condition of Diversinet Corp. (“Diversinet” or the “Company”).  The MD&A should be read in combination with our unaudited condensed consolidated financial statements and the accompanying notes.  We report our unaudited consolidated financial statements in accordance with Canadian generally accepted principles (“GAAP”).  All dollar amounts in this MD&A are in United States, or U.S. dollars or unless otherwise stated.

Certain statements in this MD&A contain words such as “could”, “expects”, “may”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, and other similar language and are considered forward-looking statements or information under applicable securities laws.  These statements are based on our current expectations, estimates, forecasts and projections about the operating environment, economies and markets in which we operate which we believe are reasonable but which are subject to important assumptions, risks and uncertainties and may prove to be inaccurate.  Consequently, our actual results could differ materially from our expectations set out in this MD&A.  In particular, see the Risk and Uncertainties section of this report, our Annual Report for the year ended December 31, 2007 (2007 Annual Report), and our Quarterly Report for the period ended September 30, 2008, for factors that could cause actual results or events to differ materially from those contemplated in forward-looking statements.  Unless required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  You are cautioned not to place undue reliance on these statements, which speak only as of the date of this report which is as at November 5, 2008.

EXECUTIVE OVERVIEW

Our Business and Strategy

Founded in 1997 and based in Toronto, Canada, Diversinet is a provider of personal authentication and security solutions for the wireless world.  Our software and solutions protect user identity and provide secure access for consumer and business applications using a variety of mobile phones, Personal Digital Assistants (“PDA”) and personal computers.  Our scaleable, open mobile security platform enables enterprises and service providers to rapidly develop, deploy and manage next-generation wireless security services.  Our technology simplifies what had previously been a complex set of technical problems in both information security and wireless data communications.  In January 2007, Diversinet introduced new application solutions, MobiSecure Wallet and Vault, to focus on the evolving protection and trust needs of mobile users.  These financial results reflect this shift in focus and the time required to build up a customer base under this new strategy and a rebuilding of the sales and marketing strategy of the Company.

Diversinet’s MobiSecure soft tokens and MobiSecure Authentication Service Center (“MASC”) enable heath care service providers, identity management service providers, financial service providers, mobile network operators and security service providers to rapidly develop, deploy and manage secure on-line services for mobile device and personal computer users worldwide.  Our MobiSecure soft tokens are securely provisioned and managed by MASC and are available on the leading intelligent mobile device platforms, including Symbian, Microsoft, RIM, Palm and Java-based phones as well as on personal computers running Microsoft Windows.

Diversinet’s MobiSecure Wallet is a client-side secure container application, which can access or hold confidential personal information, such as user identification and access information via fax, email and SMS.  It operates in concert with the MobiSecure Vault, a server-side secure container application, and allows a user to access a host of personal information files.  Personal health records, financial information, payment information, entertainment or loyalty information can be accessed in real time, directly from a user’s mobile phone or other hand-held access device.  The MobiSecure Vault provides large file storage and backup to the MobiSecure Wallet and is accessible through web service interfaces and adaptors.

Diversinet’s combination of client software and wireless provisioning services enables the issuance and management of mobile device authentication tokens and also creates a technology platform from which we can provide an entirely new and powerful set of capabilities in the mobile e-commerce environment in the form of digital identities, digital permissions and wireless wallets.  In addition to providing mobile device security and provisioning solutions, Diversinet deploys an experienced professional services team for application development, consulting, training and technical support.

2008 Quarterly Highlights

In September 2008, Diversinet entered into a five year license and revenue sharing agreement with AllOne Mobile Corporation (“AllOne”), a wholly owned subsidiary of AllOne Health Group, Inc. (“AHG”), who in turn is a wholly owned subsidiary of Hospital Service Association of Northeastern Pennsylvania (“HSA”) to cross license certain software and share revenues from the worldwide sales.  (Through a private placement in 2007, HSA acquired 6,756,757 Diversinet common shares.)  The parties have agreed to work exclusively on a worldwide basis with each other in sales activities for the combined software in the mobile personal health records and information market.  Under the five year agreement, Diversinet will receive $39.5 million as a minimum commitment from AllOne.  Furthermore, under the agreement, the parties have certain termination rights.  This agreement replaces the agreement with AllOne Health Group, Inc. signed in August 2007.

Also during the third quarter of 2008, Diversinet completed a $500,000 statement of work for AllOne in regards to work done for the TEPR (Towards the Electronic Patient Record) conference in May 2008.

In July 2008, Diversinet’s common shares were posted for trading on the TSX Venture Exchange on Tier 1 as a technology issuer under the symbol DIV.  Diversinet continues to trade on the OTCBB under the symbol of DVNTF.

During the second quarter two of our customers successfully launched their applications that are using Diversinet’s Wallet and Vault technology.

Intersections Inc., a leading global provider of consumer and corporate identity risk management services announced Mobile Lockbox, a major enhancement to the Identity Guard® Total Protection service.  MobiSecure™ Wallet and Vault mobile secure encrypted access solution is at the heart of the offering.

AHG, a leading health productivity and services company, offering integrated health and information solutions to improve the health and well being of individuals, businesses and organizations announced the AllOne MobileSM service for initial use by AllOne’s parent company, HSA and its health plans.  The new service offering was demonstrated at the 24th annual TEPR (Towards Electronic Patient Records) Conference in May.

In June 2008, Albert Wahbe, CEO and Chairman exercised 2,300,000 share purchase warrants for gross proceeds of US$1,725,000.  The share purchase warrants had an exercise price of US$0.75 per common share.

RESULTS OF OPERATIONS

Revenues

For the three months ended September 30, 2008, we reported revenues of $1,784,000 compared to revenues of $1,262,000 for the quarter ended September 30, 2007.  Revenues for the nine months ended September 30, 2008 were $2,690,000 compared to $3,185,000 for 2007.

In September 2008 the Company entered into a license and revenue share agreement (the “Agreement”) with AllOne.  The Agreement replaces a three year licensing agreement entered into with AllOne Health Group Inc. in August 2007.  AllOne is a subsidiary of AHG who in turn is a subsidiary of HSA.  Under the terms of the Agreement, Diversinet has provided an exclusive worldwide right to AllOne to sub-license certain Diversinet software in combination with AllOne’s software, in the mobile personal health record market.  The Agreement has a term of five years and may be cancelled after the third year if, through no fault of either party, market conditions, law or regulation, or technology make the combined software product obsolete or unable to be sold.  Over the term of the Agreement, Diversinet is required to provide second and third level support as well as two major product upgrades per year.  Under the terms of the Agreement, Diversinet is to receive a minimum commitment fee of $5.5 in the first year, $7 million in years two and three and $10 million in years four and five.

The Company recognizes revenue in accordance with Statement of Position (“SOP”) 97-2, Software Revenue Recognition, issued by the American Institute of Certified Public Accountants (“AICPA”) in October 1997 as amended by SOP 98-9 issued in December 1998.  The Company has concluded that the Company’s commitment to deliver major product upgrades meets the definition of an unspecified additional software product under SOP 97-2.  If an arrangement includes unspecified additional software products, SOP 97-2 specifies that the entire arrangement would be accounted for as a subscription.  Under subscription accounting, the relevant total fee would be recognized ratably over the non-cancelable term of the arrangement beginning with the delivery of the first product.  As such during the third quarter we recognized revenue of $542,000 under the Agreement.

Also, during the third quarter the Company completed a statement of work for AHG that generated $500,000 in revenue.  Third quarter 2008 revenues also included license revenue from Intersections of $445,000 and the delivery of a statement of work for $94,500.  During the nine months ending September 30, 2008, the Company generated $1,259,000 from consulting services and $1,432,000 from licensing. For the nine months ending September 30, 2008, consulting revenues includes delivery of $833,000 in statements of work to AllOne and $262,000 to Intersections, and license revenues of $542,000 to AllOne and $890,000 to Intersections.

The Company currently generates its revenues from a small number of customers.  The timing of signing customer contracts and the revenue recognition associated with the customer contracts results in volatility in our revenues and operating income.  In December 2006 we entered into a consulting and licensing agreement with HSA.  During 2007, this agreement generated revenue of $1,003,000 (Q1 - $828,000, Q2 - $105,000, Q3 - $70,000) for the delivery of the solution to HSA, including 100,000 tokens.  This agreement was terminated concurrently with the signing of the AHG agreement in August 2007.  In August 2007 we entered into a license and revenue sharing agreement with AHG to bundle certain software and share revenues from the sales of the combined software and a statement of work to develop certain features for the product.  In the three months ended September 30, 2007 these agreements generated revenues of $1,058,000.  In May 2007 we entered into a license and VAR agreement to provide our MobiSecure Wallet and MobiSecure Vault mobile secure access solution to Intersections.  In the nine months ended September 30, 2007 this agreement generated revenues of $791,000.  These arrangements accounted for approximately 84% of our revenues for the three months ended September 30, 2007 and approximately 87% of our revenues for the nine months ended September 30, 2007.  We continue to focus on the U.S. market where we derived 95% of our revenues for the nine months ended September 30, 2008 (92% for 2007).

Cost of Revenues

Our cost of revenues primarily represents the direct costs associated with customer support, training and implementation, and consulting services related to services performed under contract with our customers.  There are no significant costs associated with the manufacturing of our software.  The Company does not allocate any indirect costs such as facilities, sales commissions and administrative costs to cost of revenues.

Cost of revenues for the three months ended September 30, 2008 were $155,000 (or gross margin of 91%) compared with $64,000 (or gross margin of 95%) for the three months ended September 30, 2007 and $306,000 (or gross margin of 89%) compared with $167,000 (or gross margin of 95%) for the nine months ended September 30, 2008 and 2007 respectively.  The lower margin in 2008 is the result of overall revenues being comprised of a larger percentage of service revenues.  This represents the direct costs, including salaries, associated with completing consulting services revenue.

Research and Development

Research and development expenses includes compensation of software development teams working on the continuing enhancement of our products, quality assurance and testing activities as well as legal costs incurred for patent registration activities and direct administrative costs incurred by the department.  The Company does not include an allocation of general operating expenses to its research and development expenses.

Research and development expenses decreased to $436,000 in the three months ended September 30, 2008 from $465,000 in the three months ended September 30, 2007 and increased to $1,779,000 in the nine months ended September 30, 2008 from $1,570,000 in the nine months ended September 30, 2007.  During the first nine months of 2008 and 2007, the development department redeployed its resources to perform professional services work to modify our products as required under our customer agreements.  As a result, during the three and nine months ended September 30, 2008, $150,000 and $250,000, respectively, were allocated to cost of sales.  During the first nine months of 2007, product development costs of $60,000 and $110,000 respectively were reallocated from research and development to cost of revenues.  Research and development costs were higher in the first nine months of 2008 by $209,000 due to the increase in the number of people from 25 to 27 and from the effects of foreign exchange changes on payroll costs.

Sales and Marketing

Sales and marketing expenses include compensation of sales and marketing personnel, public relations and advertising, trade shows, marketing materials and direct operating expenses incurred by the sales and marketing department.  The Company does not include an allocation of general operating expenses in its sales and marketing expenses.

Sales and marketing expenses were $492,000 for the three months ended September 30, 2008 compared to $420,000 for the three months ended September 30, 2007.  Sales and marketing expenses were $1,388,000 for the nine months ended September 30, 2008 compared to $980,000 for the nine months ended September 30, 2007.  The increase in sales and marketing costs of $408,000 over 2007 was partly due to a greater focus on sales activities, leading to an increase in payroll, consulting and professional fees related to sales and product marketing.

General and Administrative

General and administrative expenses include compensation expenses for corporate personnel and other general and administrative expenses such as facilities, travel and professional costs.  Corporate personnel include executive officers, business development, financial planning and control, legal, human resources and corporate administrative staff.

General and administrative expenses were $569,000 for the third quarter of 2008 compared to $1,056, 000 incurred during the similar period of 2007.  General and administrative expenses were $1,541,000 for the nine months ended September 30, 2008 compared to $2,558,000 incurred during the nine months ended September 30, 2007.  The decrease compared to the nine months ended September 30, 2007 is primarily due to the $512,000 severance payment to Mr. Moustafa, our former CEO and $375,000 relating to the Instant Publisher litigation settlement.  Included in general and administrative expenses are non-cash charges related to stock-based compensation.  Under GAAP, the Company is required to estimate the fair value of stock-based compensation granted to employees and to expense the fair value over the vesting period of the stock options and warrant grants.  We have recorded stock-based compensation expense of $312,000 for the three months ended September 30, 2008 ($437,000 - 2007) and $792,000 for the nine months ended September 30, 2008 ($749,000 - 2007).

Depreciation and Amortization

Depreciation and amortization expense in the third quarter of 2008 was $27,000 compared to $30,000 in the third quarter of 2007.  Depreciation and amortization expense for the nine months ended September 30, 2008 decreased to $79,000 from $87,000 in the nine months ended September 30, 2007.  During the third quarter of 2008, capital assets additions of $11,000 relate to computer equipment.

Net Income (Loss)

We reported a net income of $142,000, or $0.00 per share based on a weighted average 45,650,731 common shares for the three months ended September 30, 2008 compared to a net loss of $730,000 or $0.02 per share based on a weighted average 37,059,788 common shares in the prior year’s third quarter.  The net loss for the nine months ended September 30, 2008 was $2,221,000 or $0.05 per share based on weighted average 44,026,382 common shares compared to a net loss of $2,107,000 or $0.06 per share based on 35,108,539 common shares for the nine months ended September 30, 2007.  The net income reported for the three months ending September 30, 2008 is due to the significant increase in revenue, while the overall expenses were consistent with the previous periods.  The large increase in expenses in 2007 is due primarily to the one time severance expense of $512,000 related to the former CEO and $375,000 relating to litigation settlement.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents at September 30, 2008 were $12,005,000 compared with $8,394,000 at December 31, 2007.  The net change in cash and cash equivalents for the nine months ended September 30, 2008 was an increase of $3,610,000 compared to $3,772,000 for 2007.

The cash provided in the three and nine months ended September 30, 2008 is mainly due to operating activities, which provided cash in an amount of $4,103,000 and $1,861,000 respectively, which was increased further by cash received on the exercise of warrants in an amount of $49,000 and $1,774,000 respectively.  In September 2008, AllOne paid $4,500,000 as part of the first year payment under the license and revenue share agreement.  The cash provided in the three and nine months ended September 30, 2007 is mainly due to operating activities, which used cash in an amount of $8,000 and $1,580,000 respectively, which was offset by a private placement which provided net proceeds of $4,965,000.  Cash was also provided by the exercise of stock options and warrants contributing $8,000 and $474,000 for the three and nine months ended September 30, 2007.

We believe that our cash and cash equivalents as at September 30, 2008 of $12,005,000 and cash generated from operations will be sufficient to meet our cash requirements for at least the next twelve months.

In August 2007, we completed a private placement of 6,756,757 common shares, at $0.74 per share, for gross proceeds of $5,000,000 with HSA.  In connection with the transaction, we granted HSA the right to sell its shares back to Diversinet for a period of 3 years in certain limited circumstances, including a “change of control” of Diversinet (as defined in the relevant share purchase agreement) or a termination of the License and Revenue Sharing Agreement by Diversinet.  HSA has also been granted certain rights to participate in future offerings and a right to designate one individual to be nominated for election to the board of directors.  HSA, Albert Wahbe, Jay Wigdale and Lakefront Partners, LLC (“Lakefront”, a company controlled by Mr. Wigdale) entered into a shareholders agreement in connection with the transaction pursuant to which Albert Wahbe and Jay Wigdale/Lakefront have agreed for a period of three years to vote their shares in favour of the election to the board of directors of Diversinet of a nominee of HSA.  This transaction was effected as a private placement in accordance with Rule 506 of Regulation D promulgated under the U.S. Securities Act of 1933, as amended.  We are using the net proceeds for working capital and for general corporate purposes.

We have incurred operating losses in each of the last ten fiscal years.  We have sustained our business during this period through a series of common share issuances through private placements, and through our employee share option plan.  We cannot provide assurance that we will be able to raise sufficient funds in the future to sustain our operations beyond the next twelve months.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have had, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

We are committed under operating leases for a total amount of approximately $800,000. The minimum payments due in each of the following years are as follows:

Contractual obligations	Less than 1 year	2-3 years	4-5 years	More than 5 years	Total
Operating lease obligations	$55,885	$447,081	$296,996	-	$799,962
Total	$55,885	$447,081	$296,996	-	$799,962

RELATED PARTY TRANSACTIONS

During the second quarter of 2007 Albert Wahbe was appointed Chief Executive Officer.  In April 2008, Mr. Wahbe entered into a three year employment agreement, renewable for a further one year period at the discretion of the Board of Directors.  Mr. Wahbe’s compensation consists of salary of Cdn$300,000 in the first year and Cdn$450,000 in subsequent years and is payable through the issuance of up to 300,000 Diversinet common shares annually and bonus of up to an additional 200,000 common shares of Diversinet annually as determined by Diversinet’s Board of Directors.  Mr. Wahbe is also entitled to additional compensation of up to Cdn$6,000 per month in expenses.  Furthermore in April 2008, Mr. Wahbe received options to purchase 1,500,000 common shares at $0.55 per share, vesting annually in arrears over a four year period.  During the first quarter of 2008 Mr. Wahbe received 50,000 options.  During the first nine months of 2008 Mr. Wahbe received 75,000 common shares per quarter in compensation as CEO.  On June 30, 2008 Mr. Wahbe exercised 2,300,000 share purchase warrants at $0.75 per share for gross proceeds of $1,725,000.  A further 2,300,000 share purchase warrants at $0.90 expired unexercised.  As of September 30, 2008, Mr. Wahbe owns 7,600,000 common shares, and 1,600,000 options, representing approximately 19% of the issued and outstanding common shares of the Company, assuming the exercise of such options.

During the first quarter of 2008 BCNEPA received 50,000 options in regards to compensation for William Reed’s participation on the Diversinet Board of Directors.  As at September 30, 2008, BCNEPA owns 6,856,757 common shares and 50,000 options representing approximately 15% of the issued and outstanding common shares of the Company, assuming the exercise of such options.

During the second quarter of 2007, Mr. Wigdale began performing services for the Company in a sales capacity for a period of one year to March 31, 2008.  Since April 1, 2008, Mr. Wigdale has provided services on a monthly retainer basis.  During October 2008 Mr. Wigdale completed his services to Diversinet.  During the three and nine months ended September 30, 2008, the Company paid Mr. Wigdale $56,816 and $221,664 (of which $91,600 was accrued at December 31, 2007) respectively.  During the first quarter of 2008 Mr. Wigdale received 50,000 options.  During the second quarter of 2008 Mr. Wigdale was allocated options to purchase 600,000 common shares at $0.60 per share, vesting annually in arrears over a four year period.  These options were cancelled in October 2008 upon the completion of Mr. Wigdale’s services to the Company.  On June 30, 2008 666,667 share purchase warrants at $0.75 and $0.90 expired unexercised.  As at September 30, 2008, a company controlled by Mr. Wigdale owns 3,909,462 common shares, and Mr. Wigdale owns 1,111,250 common shares and 700,000 options, together representing approximately 12% of the issued and outstanding common shares of the Company, assuming the exercise of such options.

UNAUDITED QUARTERLY SELECTED FINANCIAL INFORMATION

The following table presents unaudited selected financial data for each of the last eight quarters ended September 30, 2008:

	Revenue for the period	Net income (loss) for the period	Income (loss) per share
	($000’s)	($000’s)	($)
September 30, 2008	1,784	142	0.00
June 30, 2008	565	(1,205)	(0.03)
March 31, 2008	342	(1,159)	(0.03)
December 31, 2007	1,352	(1,326)	(0.03)
September 30, 2007	1,262	(730)	(0.02)
June 30, 2007	1,017	(1,045)	(0.03)
March 31, 2007	905	(331)	(0.01)
December 31, 2006	286	(1,050)	(0.03)

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period.  Significant estimates are used in determining the allowance for doubtful accounts and revenue recognition.  In making such estimates and assumptions, management consults with employees knowledgeable in the area; gathers relevant information; where appropriate, seeks advice from qualified third parties; and, makes judgments, which in the opinion at that time, represent fair, balanced and appropriate conservative estimates and assumptions.

In our 2007 Annual Audited Consolidated Financial Statements and Notes thereto as well as in our 2007 Annual MD&A, we have identified the accounting policies and estimates that are critical to the understanding of our business operations and our results of operations.  For the three and nine months ended September 30, 2008 there are no changes to the critical accounting policies and estimates from those found in our 2007 Annual MD&A.

CHANGES IN ACCOUNTING POLICIES

(i) Capital disclosures

Effective January 1, 2008, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1535, Capital Disclosures.  This new Handbook Section establishes standards for disclosing information about an entity’s capital and how it is managed.  It requires the disclosure of information about an entity’s objectives, policies and processes for managing capital.  These new disclosures are included in note 11 of the interim consolidated financial statements.

(ii) Financial instruments

Effective January 1, 2008, the Company adopted the new recommendations of CICA Handbook Section 3862, Financial Instruments - Disclosures and Handbook Section 3863, Financial Instruments – Presentation.

Section 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments on the entity’s financial position and its performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives.  It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equities, the classification of related interest, dividends, losses and gains, and circumstances in which financial assets and financial liabilities are offset.  The adoption of these standards had no impact on the classification of the Company’s financial instruments as on the Company’s loss for the three and six months ended June 30, 2008.  The new disclosures pursuant to these new Handbook Sections are included in note 2 and 12 of the interim consolidated financial statements.

(iii) General standards of financial statement presentation:

In May 2007, the CICA amended Section 1400, General Standards of Financial Statement Presentation, to change the guidance related to management's responsibility to assess the ability of the entity to continue as a going concern.  Management is required to make an assessment of an entity's ability to continue as a going concern and should take into account all available information about the future, which is at least, but is not limited to, 12 months from the balance sheet date.  Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern.  These amendments were effective for the Company on January 1, 2008.  The amendments did not have a material impact on the interim consolidated financial statements.

RECENTLY ISSUED ACCOUNTING STANDARDS

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly impact financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for public accountable companies to convert from Canadian GAAP to IFRS.  The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  Accordingly, this new standard will apply to the Company effective for the fiscal year commencing January 1, 2011.  While the Company has begun assessing the adoption of IFRS, the financial reporting impact of the transaction to IFRS cannot be reasonably estimated at this time.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the three and nine months ended September 30, 2007, we did not make any significant changes in, nor take any corrective actions regarding, our internal controls or other factors that could significantly affect these controls.  We periodically review our internal controls for effectiveness and conduct an evaluation of our disclosure controls and procedures each quarter.

RISKS AND UNCERTAINTIES

Our Company is subject to a number of risks and uncertainties that could cause actual results to differ materially from those predicted or anticipated.  These risks are described in our annual Form 20-F filed with the SEC in the United States at www.sec.gov and filed on SEDAR in Canada at www.sedar.com.  We encourage you to review these filings in order to evaluate an investment in our securities.  Some key risks that could cause actual results to differ materially from those predicted or anticipated are listed below.

Financial resources:  Although we have made progress in developing our solutions and have completed initial consumer deployments, our revenue from operations is not sufficient to cover our operating expenses at present and may be unlikely to be sufficient within fiscal 2008.  We have obtained funding for operations from private placements in the past, but there is no assurance we will be able to do so again in the future or on terms favourable to the Company, despite the progress of the business.  Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business.

Variability of performance:  Our quarterly and annual operating results have varied substantially in the past and are likely to vary substantially from quarter to quarter and year to year in the future due to a variety of factors.  In particular, our period-to-period operating results are significantly dependent upon the sale of license agreements and the continued success in providing professional services.  In this regard, the purchase of our solutions often requires our customers to make a significant capital investment, which customers may view as a discretionary cost and, therefore, a purchase that can be deferred or cancelled due to budgetary or other business reasons.  Furthermore, our ability to continue providing professional services is dependent upon being able to provide value added resources at reasonable rates.  Estimating future revenues is also difficult because we ship our products upon receipt of a signed license agreement and, therefore, we do not have a backlog.  Thus, quarterly and annual license revenues are heavily dependent upon agreements finalized and software shipped within the same quarter or year.  We expect these revenue patterns to continue for the foreseeable future, until recurring revenue becomes a significant portion of total revenue.  Despite the uncertainties in our revenue patterns, our operating expenses are based upon anticipated revenue levels and such expenses are incurred on an approximately rateable basis throughout the quarter.  As a result, if expected revenues are delayed or otherwise not realized in a quarter for any reason, our business, operating results and financial condition would be adversely affected in a significant way.

Liquidity of our common shares: If our common shares should become ineligible for continued quotation on the Over the Counter Bulletin Board or a public trading market does not continue for any reason, holders of our common shares may have difficulty selling their shares.  Our common shares became ineligible for continued quotation on the NASDAQ SmallCap Market and are now trading on the Over the Counter Bulletin Board; therefore holders of our common shares will have difficulty selling their shares.  Our common shares were quoted on the NASDAQ SmallCap Market from June 1995 through late April 2003.  In July 2008, our common shares were also posted for trading on the TSX Venture Exchange on Tier 1 as a technology issuer under the symbol DIV.

Our common shares may continue to be penny stock, which may adversely affect the liquidity of our common shares.  The United States Securities and Exchange Commission has adopted regulations that define a penny stock to be any equity security that has a market price, as defined in those regulations, of less than $5.00 per share, subject to certain exceptions.  Our common shares are currently penny stock.

Commercial deployment: The ability of the Company to continue operations is also dependent on the acceptance of its security and identity management solutions and the adoption of transaction-based applications over wireless networks as an accepted method of commerce in sufficient volume for us to generate enough revenues to fund our expenses and capital requirements.  The wireless mobile commerce market is in a very early stage and it may not develop to a sufficient level to support our business.

Dependence on key customers; concentration of credit: The loss of any key customer and our inability to replace revenues provided by a key customer may have a material adverse effect on our business and financial condition.  Our customer base includes large financial institutions and security providers.  As a result, we maintain individually significant receivable balances due from them.  If these customers fail to meet their payment obligations, our operating results and financial condition could be adversely affected.

Foreign exchange:  Our functional currency is the U.S. dollar.  Sales generated outside Canada are generally denominated in U.S. dollars.  During the nine months ended September 30, 2008 and 2007, we incurred a portion of our expenses in U.S. dollars and Canadian dollars.  Changes in the value of the Canadian currency relative to the U.S. dollar may result in currency losses that may have an adverse effect on our operating results.  During the nine months ended September 30, 2008 and fiscal 2007 we maintained a portion of our cash resources in both U.S. and Canadian dollar term deposits.  The Company does not have any foreign currency derivative instruments outstanding at September 30, 2008.

Litigation: Our Company has previously been named as a defendant in various proceedings arising in the course of our Company’s activities and arising from transactions relating to a previous business operated by our Company.  Litigation arising from these matters may be time consuming, distracting and expensive.  An adverse resolution to any of these proceedings may have a material adverse impact on our business and financial condition.